

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2015

Via E-mail
Robert McAllister
Chief Executive Officer
Enertopia Corp.
950 – 1130 West Pender Street
Vancouver, British Columbia
Canada V6E 4A4

Re: **Enertopia Corp.**
       Form 10-K for the Fiscal Year Ended August 31, 2014
       Filed December 1, 2014
       File No. 000-51866

Dear Mr. McAllister:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: William L. Macdonald, Esq.
     Macdonald Tuskey